UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	August 26, 2004
		By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

Open Joint Stock Company “Vimpel-Communications”

Open Joint Stock Company “KB Impuls”

NOTICE OF THE JOINT EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS

October 8, 2004

10:00 (Moscow time)

10, Ulitsa 8 Marta, Building 14

Moscow, Russia

August 24, 2004

Dear Shareholder,

On May 26, 2004 an Annual General Meeting of Shareholders (the “AGM”) of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) (NYSE:VIP) overwhelmingly approved the merger of VimpelCom and its wholly-owned subsidiary, Open Joint Stock Company “KB Impuls”, which holds a GSM license for the Moscow license area (“KB Impuls”), with more than 99% of the voted shares in favor of the merger.

A condition precedent to the merger under Russian law and under the Merger Agreement dated as of May 26, 2004 by and between VimpelCom and KB Impuls, as approved by the AGM, is that a joint meeting of the shareholders of both VimpelCom and KB Impuls approve certain amendments to the Charter of VimpelCom which will permit it to succeed to all the rights and obligations of KB Impuls following the merger. Accordingly, a Joint Extraordinary General Shareholders Meeting (the “JGSM”) will be held in Moscow on October 8, 2004 to approve the Charter amendments as set out in the attached notice. All shareholders of VimpelCom are eligible to vote on this issue at the JGSM.

Since the AGM, VimpelCom and KB Impuls have continued to move towards full completion of the merger, which is expected to take place before the end of 2004. At this time, having obtained most of the regulatory approvals required, completion of the merger remains conditional upon shareholder approval of the Charter amendments at this JGSM, and the transfer of KB Impuls’ licenses and frequencies to VimpelCom. For legal reasons it may not be possible to complete the license and frequency transfer in full prior to completion of the merger. Accordingly, in taking the final steps following the JGSM to register the Charter amendments and complete the merger, VimpelCom may need to rely on the Russian Ministry of Information Technologies and Telecommunications to effect such transfers in a timely manner.

The Board of Directors of VimpelCom continues to believe that the merger is in the best interests of all our shareholders and urges you to vote in favor at the forthcoming JGSM.

/s/ Alexander Izosimov	/s/ Jo Lunder
Alexander Izosimov CEO and General Director	Jo Lunder Chairman of the Board

Open Joint Stock Company “Vimpel-Communications”, 10 Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

To the shareholders

of Open Joint Stock Company

“Vimpel-Communications”

NOTICE ON THE CONVOCATION

OF THE JOINT EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

AND

OF OPEN JOINT STOCK COMPANY “KB IMPULS”

August 24, 2004

Dear Shareholder:

Pursuant to Unanimous Written Consent dated August 12, 2004 of the joint meeting of the Board of Directors of Open Joint Stock Company “Vimpel-Communications”, registered at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia (“VimpelCom” or the “Company”), and the Board of Directors of Open Joint Stock Company “KB Impuls”, registered at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia (“KB Impuls”), (together with VimpelCom, the “Companies”), the Joint Extraordinary General Shareholders Meeting (the “JGSM” or the “Meeting”) of VimpelCom and of KB Impuls shall be held on October 8, 2004, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia. The JGSM shall be held in the form of a meeting (with voting ballots). The registration start time is 9:00 a.m., at the same address. Shareholders may report breaches of the registration procedure to the CEO and General Director of the Company. Shareholders of record as of the close of the Companies’ registrar’s business (Moscow time) on August 23, 2004 (the “Shareholders”) shall be eligible to participate in and vote at the JGSM on the following issue on the agenda:

1. Approval of the Amendment to the Charter of VimpelCom.

The proposed Amendment to the Charter of VimpelCom is provided in Attachment 1 to this Notice.

Shareholders of VimpelCom are entitled to vote at the JGSM on the issue on the Agenda on the basis of one share – one vote principle. For the avoidance of doubt, each common share of VimpelCom shall have one vote at the JGSM and each convertible type A preferred share of VimpelCom shall have one vote at the JGSM.

VimpelCom, as the sole shareholder of KB Impuls, is not entitled to vote at the JGSM.

Enclosed is a voting ballot to be used in connection with the item below. Please see page 2 of this Notice for voting information.

Set forth below is a description of the issue on which shareholder approval is sought. The Board unanimously recommends that the Shareholders vote in favor of the item on the agenda.

* * * * * * * * * *

Item 1. Approval of the Amendment to the Charter of VimpelCom.

Text of the Proposed Decision: “To amend the Charter of VimpelCom in accordance with Attachment 1 to the Notice and register such amendments in accordance with Russian law.”

Explanatory Information:

•	Article 1.3: This proposed amendment reflects the status of VimpelCom as the legal successor to the rights and obligations of KB Impuls as a result of the reorganization of the Companies by way of statutory merger (prisoedinenie).

Shareholder Approval Required: In accordance with the Merger Agreement between VimpelCom and KB Impuls and Russian law, this item requires approval of at least three fourth of the votes participating in the Meeting.

* * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favour of the item on the Agenda.

Please complete the enclosed original ballot as follows:

1.	With respect to the item, please familiarize carefully yourself with the voting instruction set forth in the ballot and place any sign, such as cross, checkmark, (or numbers of votes submitted for the relevant voting option as the case may be in accordance with voting instruction set forth in the ballot) in the corresponding box of the enclosed ballot. In order for the item to be approved, the specified percentage of votes of holders represented and eligible to vote is required. Accordingly, an abstention by a shareholder which submits its ballot is equivalent to a vote against such item.

2.	Your ballot must be signed by you as a shareholder of VimpelCom.

3.	Either (a) bring your ballot to the JGSM on October 8, 2004 or (b) return your ballot, by registered mail or in person, to the offices of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), so that the ballot is received by us no later than October 5, 2004. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the JGSM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

Holders of ADSs should return their ballots to The Bank of New York in accordance with their instructions so that ballots are received by The Bank of New York no later than 12 p.m. (New York time) on October 5, 2004.

Report of the results of the Meeting shall be sent to the Shareholders in accordance with the Charter of VimpelCom and Russian law.

This Notice is being sent by order of the Board.

/s/ Alexander Izosimov	/s/ Jo Lunder
Alexander Izosimov CEO and General Director	Jo Lunder Chairman of the Board

2

Attachment 1

to the Notice on the convocation of the

Joint Extraordinary General Shareholders Meeting of

Open Joint Stock Company “Vimpel-Communications”

and

Open Joint Stock Company “KB Impuls”

APPROVED

by the Joint Extraordinary General Shareholders Meeting of

Open Joint Stock Company “Vimpel-Communications”

and of

Open Joint Stock Company “KB Impuls”

Protocol No. 35

Dated October 8, 2004

/s/ Alexander Izosimov
Alexander Izosimov

General Director and Chief Executive Officer

Open Joint Stock Company “Vimpel-Communications”

Amendment to the Charter of Open Joint Stock Company “Vimpel-Communications”

1.	To insert a new Article 1.3 with the following wording: “As a result of the reorganization in the form of merger of Open Joint Stock Company “KB Impuls” into the Company, the Company succeeded to all the rights and obligations of the Open Joint Stock Company “KB Impuls” in accordance with the applicable laws of the Russian Federation.”

2.	To renumber Articles 1.3 – 1.6 to Articles 1.4 – 1.7 respectively.

I-1

VOTING BALLOT

JOINT EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

AND OF OPEN JOINT STOCK COMPANY “KB IMPULS”

10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

Registered Name of Shareholder:

Name of the Issuer: Open Joint Stock Company “Vimpel-Communications”

Number of shares owned by Shareholder:                                                    .

The Joint Extraordinary General Shareholders Meeting (the “JGSM” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) and Open Joint Stock Company “KB Impuls” (“KB Impuls”) will be held on October 8, 2004, at 10:00 (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russia. The JGSM shall be held in the form of a meeting (with voting ballots). Either (a) bring your ballot to the JGSM on October 8, 2004 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow, 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), so that the ballot is received by us no later than October 5, 2004. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the JGSM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

- the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons which acquired the shares after the record date for the JGSM, or pursuant to the instructions of holders of American depositary shares (ADSs) of VimpelCom;

- if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the JGSM, and/or pursuant to the instructions of holders of ADSs of VimpelCom;

- the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the JGSM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the JGSM;

- if not all the shares have been transferred after the record date for the JGSM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the JGSM. If in respect of the shares transferred after the record date for the JGSM, the acquirers of such shares provided their voting instructions which match the selected voting option, then such votes shall be summed up.

Please refer to the Notice of the Joint Extraordinary General Shareholders Meeting and the enclosed materials for a more detailed explanation of the item you have been requested below to vote on.

Item 1. Approval of the Amendment to the Charter of VimpelCom.

Text of the Proposed Decision: “To amend the Charter of VimpelCom in accordance with Attachment 1 to the Notice and register such amendment in accordance with Russian law.”

Vote:	For	Against	Abstained

Signature of the Shareholder:                                                              Date:

This original ballot must be signed and dated by the Shareholder.